Exhibit 99.1

TransAlta Announces Retirement of Sundance 3 Coal Unit

CALGARY, AB, July 22, 2020 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced that it gave notice today to the Alberta Electric System Operator ("AESO") of its intention to retire the currently mothballed coal-fired Sundance Unit 3 effective July 31, 2020.  The retirement decision was largely driven by TransAlta's assessment of future market conditions, the age and condition of the unit, and our ability to supply energy and capacity from our generation portfolio in Alberta.

This decision advances the Company's transition to 100 per cent clean electricity by 2025. TransAlta continues to operate a highly diversified and low-cost fleet of generation assets that is well-positioned to service the electricity demands of Albertans.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its web site at transalta.com.

Forward-Looking Statements

This News Release includes "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). In particular, this News Release contains forward-looking statements including, but not limited to, statements relating to: TransAlta becoming a 100 per cent clean electricity company by 2025; TransAlta continuing to operate a highly diversified and low cost fleet of generation assets; the Company being well positioned to service the electricity demands of Albertans; and the fleet being positioned to generate strong cash flows and be competitive in Alberta's energy-only market over the long term. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, assumptions pertaining to the future market conditions in Alberta and competitive environment.  Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this News Release include, but are not limited to, risks relating to the supply and demand for electricity within Alberta and other risk factors contained in the Company's Annual Information Form and Management's Discussion and Analysis for the year end dated December 31, 2019. Readers are cautioned not to place undue reliance on the forward-looking statements, which reflect the Company's expectations only as of the date hereof.  TransAlta disclaims any intention or obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws.

View original content:http://www.prnewswire.com/news-releases/transalta-announces-retirement-of-sundance-3-coal-unit-301098417.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2020/22/c2983.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 19:11e 22-JUL-20